February 13, 2019

Katherine Wray, Attorney Advisor

Office of Information Technology and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:        Gold Standard Mining Company

Post-Effective Amendment to Form S-1

File No. 333-217635

RE: Request for Accelerated Effectiveness of Registration

Dear Ms. Wray;

Gold Standard Mining Company, hereby requests that its Post Effective Amendment to Form S-1, File No. 333-217635 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933. We request that the registration be made effective on February 14, 2019, 2018, at 4 p.m. EST, as assumed or thereafter as practical.

The Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

Sincerely,

/s/ Kim Southworth
Kim Southworth, President
Gold Standard Mining Company

cc:	Michael Foland